Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31,
(Thousands of Dollars)	2017	2016

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$773,430	$663,551
Exploration and Production and Other Revenues	596,422	620,575
Pipeline and Storage and Gathering Revenues	207,184	215,595
	1,577,036	1,499,721

Operating Expenses:
Purchased Gas	299,045	176,157
Operation and Maintenance:
Utility and Energy Marketing	200,240	195,385
Exploration and Production and Other	150,179	145,087
Pipeline and Storage and Gathering	95,578	91,893
Property, Franchise and Other Taxes	85,464	81,736
Depreciation, Depletion and Amortization	223,829	235,061
Impairment of Oil and Gas Producing Properties	—	512,856
	1,054,335	1,438,175

Operating Income	522,701	61,546

Other Income (Expense):
Interest Income	4,762	4,036
Other Income	7,152	9,016
Interest Expense on Long-Term Debt	(115,454)	(116,078)
Other Interest Expense	(2,959)	(3,228)

Income (Loss) Before Income Taxes	416,202	(44,708)

Income Tax Expense (Benefit)	22,973	(31,767)

Net Income (Loss) Available for Common Stock	$393,229	$(12,941)

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$4.60	$(0.15)

Diluted:
Net Income (Loss) Available for Common Stock	$4.56	$(0.15)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	85,475,937	84,983,380

Used in Diluted Calculation	86,160,885	84,983,380